Exhibit 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Fixed charges:
Interest expense, gross	$11.2	$17.0	$44.3	$50.8
Portion of rentals representative of interest	10.9	5.7	25.9	18.0

Total fixed charges	$22.1	$22.7	$70.2	$68.8

Earnings before fixed charges:
Income before income taxes	$78.9	$14.0	$45.7	$104.9
Fixed charges	22.1	22.7	70.2	68.8
Capitalized interest	(10.3)	(7.4)	(31.9)	(26.6)
Amortization of capitalized interest	0.8	0.8	2.5	2.3

Total earnings before fixed charges	$91.5	$30.1	$86.5	$149.4

Ratio of earnings to fixed charges:
Earnings before fixed charges	$91.5	$30.1	$86.5	$149.4
Fixed charges	$22.1	$22.7	$70.2	$68.8
Ratio of earnings to fixed charges	4.14	1.33	1.23	2.17